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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a video message to HP employees made by Richard A. Hackborn, a member of HP's board of directors. This transcript can be found on HP's internal web site.

"ON THE MERGER"
(fade up ) "DICK HACKBORN"

The reason I feel this merger is important for employees is because nobody in my past 40 years association with HP has ever been happy for very long working in an organization that's not a market success. And I think the combination of HP and Compaq will allow us to bring in to some of our very important businesses the critical mass and the experience and the expertise from several different viewpoints that we really can reach world-class status.

Back about three years ago I identified six what I call "mega" issues. And the reason I call them mega issues is if we didn't solve them, our future would be a good deal dimmer than if we DID solve them. So they were really, to me, big issues.

The first one had to do with the lack of earnings in our computer systems business. And perhaps even more bothersome definitely was that I didn't feel we were at critical mass to support the multiple operating systems that we had to support.

The second mega issue had to do with our transitioning to a business model in our PC business that would allow us to compete against the new direct marketing models, of course the most obvious is Dell. Subsequently it became clear we had HP employees that were really working hard to do that but we would turn those programs on, we'd turn them off, we'd turn them on and turn them off - so we were really losing ground to Dell.

The third area that was a big mega issue for me was the fact that we were not investing in new business initiatives in our printing and imaging business and the reason we weren't is that since those businesses were earning most of the profits of the company, that was necessary to cover the lack of performance in some other areas.

The fourth area that was of concern to me was that we were ..we had a very confused selling situation, particularly in what I would call the large and enterprise accounts. We had multiple sales forces calling on these accounts, confusing our customers. At the same time these sales forces weren't empowered or accountable to aggressively pursue sales in a profitable manner.

The fifth area that concerned me had to do with the whole Internet revolution and all of its implications and I felt we were . . .we were behind other key companies in this area, not only our products but even benefiting from Internet technology and infrastructures and the way we operated our company internally.

Finally the last area that concerned me, the last mega issue was that we were on a rising tide in the late 1990s. In other words one that raises all ships. But underneath that, in HP, we had a number of our businesses with cost structures that if we hit a down turn would prove to be a very unprofitable situation.

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Now, a lot of progress has been made in the last two years on those mega issues and I'm very proud of what HP people have accomplished, but we're not there yet. We've still got a ways to go.

So my understanding of the HP-Compaq merger is we can expedite the resolution of some of these issues, particularly the one that has to do with critical mass in our systems area, particularly with getting quicker to a cost effective, direct marketing model in our PC business, and particularly with respect to being able to capitalize more on the Internet and where it's going. Between the two companies we have some good programs and I think if we put them together we're going to be a bigger force in terms of the Internet world. But there's something else about the merger that I think is even more important than all those things. I think it gives us the opportunity to develop some more effective business organizations.

And I don't see us getting there any other way. We've looked at it from a number of different angles. Could we do more inside, could we do something with some other company, and nothing comes across as clearly as this merger with Compaq.

(hp logo)


"ON THE HP WAY"
(fade up) "DICK HACKBORN"

When we introduced the laser printers we came under some very severe criticism from internal executives in HP who said "this is not an HP way of business." They said "your R&D percentage is only 2%; typical HP businesses it's 8." If you can believe people arguing today that your R&D should be more. They said we are not making any contribution, we're totally dependent upon an outside company, Canon in this case. They said we shouldn't have done our interfaces to go with PCs, that we should have done them to go with HP systems because that's what was important. And they were very concerned about the business model, this was a business model they had never seen before. Fairly low gross margins, however it also had very low administrative expenses so net, that profit was very good.

In this case, both Dave Packard and Bill Hewlett talked with me about this, because I was really concerned, I didn't want to be known as running a non-HP way of business. They LOVED the business.

And I think today people should reflect on this because if we did not have their support you can imagine an hp without any printer business and behind in terms of open, industry-standard networking. I mean it would just be an entirely different company, and probably not nearly as great a company. And the main point of all of that is that I don't think that people should predict what Dave and Bill would do in today's business environment because frankly we will never know.


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They were the ones who said 'well I know we did this way in the past, but shouldn't we take a fresh look at this.' Or 'look what's happening outside, shouldn't we be more aware of this?' And so they, at least in my case, my personal experience is they were always pushing me to do things in new ways if the old ways weren't working. If the old ways were working, that's great. So I find this unbelievable today, that people are saying well, we should go back to the way Dave and Bill managed the company, because I don't think they really understood the way Dave and Bill managed the company. I think they have some rigid idea of the way the company operated in the 1980s or the 1970s and they feel that that's the way Dave and Bill would operate it today and all I can say is, from my own personal experiences, they really are wrong. I think they would be out there pushing changes as much as they have in the past.

(hp logo)

"ON CHANGE"
(fade up) "DICK HACKBORN"

With or without the merger we've gotta do things different. And we've got to expedite, getting back to it, we've got to expedite the resolutions of some of these fundamental issues and I think we can do the long hard way, and we may never get there by ourselves, or we can use this merger as a vehicle to get there in a lot quicker time.

So some ask, well, why don't we just simply modify what we currently have and not do the merger. I think they miss a couple key points. One is I think when we got done with our PC business as existed, and that is assuming we get this to a pay basis, because we've really got to take funds and invest it in our new business initiatives in printing and imaging. We've got to invest in our enterprise systems area. And when we do that, take our PC business down, it is not gonna be much. I think we have a chance to have more of a PC business when we put the two companies together. Likewise, over on the computer systems side, by having the volumes of both Compaq and HP, and the UNIX world and the NT server world, we're going to have a much more leveraged organization that can afford to do the things we need to do to transition and converge our operating systems. To build on the Itanium architecture.

There's no way in my view that the company can stay the same let alone go back and be the kind of company that I personally think Bill and Dave would be proud of in the future.

(hp logo)


"ON LAYOFFS"
(fade up) "DICK HACKBORN'


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People forget that we have done lay-offs in the past in HP. I think one example was our PC division in Sunnyvale. Dave and Bill asked me to take on PCs in the early 90s because we'd been successful with peripherals and they thought maybe this would be a good environment to put the PCs as well and of course as we got into it, we found they didn't have a world-class cost model and so we had way too many people in PCs for the margins that the business would tolerate so we had to reduce, and basically the Sunnyvale site went away.

And we've done this many times. We've moved businesses around, we took businesses out of Boise to start Vancouver, we took businesses out of San Diego to start Barcelona and so on and so forth.

If the merger doesn't come off, we still have to deal with these issues. We have to get a PC business that's profitable. We have to get our overhead cost structures in line so we can compete in this very tight business environment which I don't think will go away anytime soon.

(hp logo)

"ON THE PRESS"
(fade up) "DICK HACKBORN"

I know that HP employees are getting bombarded by the press and by analysts, all who seem to have their own special knowledge about where the company should be going, and what the company should be doing. Most of them to me demonstrate very little understanding not only of the strengths and the weaknesses that we have in the company today but in some cases even knowledge of what's happening in the industry in general.

(hp logo)

"TO EMPLOYEES"
(fade up) "DICK HACKBORN"

What I would have to say to HP employees are first of all; I'm immensely proud of them. I think they have dealt with a set of really major issues that have been brewing in HP for many years. I think they really even go back to the early nineties, that we have not dealt with. They have done this in an economic environment that is the toughest that I have ever seen in my forty years, in the high-tech business, far tougher than I ever had to deal with. And so I have tremendous respect for what they have accomplished. And I think going forward if we can keep that spirit, and keep our business strategies focused to those areas that we are going to make a difference in, and to keep the employees totally involved, committed, feel that they are being handled fairly, including the ones who will probably not have their careers continue at HP. And that the managers really redouble their efforts to communicate with the employees, and

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if it means different priorities than so be it, because I can't think than anything more important at this time. That's my message if I was going forward in the company.

(hp logo)

FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with acquisitions and achieving anticipated synergies; the possibility that proposed acquisitions may not close or that modifications of some aspects of proposed acquisitions may be required in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about
HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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